UBS Global Asset Management 1285 Avenue of the Americas 12th floor New York, NY 10019-6114 Joseph J. Allessie Deputy General Counsel Tel: 212/882-5961Fax: 212/882-5472

August 13, 2012

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Ms. Cynthia Rose

Re:	The UBS Funds (File Nos. 033-47287; 811-06637) and UBS Relationship Funds (File No. 811-09036) (each, a “Trust” and together, the “Trusts”)

Dear Ms. Rose:

On behalf of the above-referenced Trusts, following are the responses to the Staff’s comments conveyed telephonically on July 19, 2012 with regard to the various filings made by the Trusts with the U.S. Securities and Exchange Commission (“SEC”) on Forms N-CSR and N-SAR.  Each comment is summarized below, followed by the Trusts’ response to the comment.

1.           Comment.  With respect to the notes to the financial statements set forth in the Trusts’ annual and semi-annual reports to shareholders, the notes regarding the Trusts’ valuation of investments are silent with respect to whether any transfers between Level 1 and Level 2 fair value measurements occurred during the applicable periods.  If no transfers between Level 1 and Level 2 fair value measurements occurred during an applicable period, please include an affirmative statement to that fact in the note.

Response.  In future annual and semi-annual reports, if no transfers between Level 1 and Level 2 fair value measurements occurred during the applicable period, the Trusts will include an affirmative statement to that effect in the valuation of investments notes to the financial statements.

2.           Comment.  Please review each Trust’s list of series/class identifiers to confirm whether all of the series/classes marked as active are still active.

Response.  The Trusts’ series/class identifiers have been reviewed and, in some cases, adjusted to ensure that only the currently active series/classes of the Trusts are marked as active.  Please note, however, that each Trust has active registrations for certain series that currently do not have assets and, therefore, do not prepare or file annual or semi-annual reports to shareholders.

3.           Comment.  With respect to the Trusts’ filings on Form N-SAR, please ensure that the Reports from the Independent Public Accounting Firm included with the filings are electronically signed with the name of the Independent Public Accounting Firm.

Response.  The Trusts will ensure that future N-SAR filings on EDGAR include the electronic signature of the Independent Public Accounting Firm on the Report.

In connection with the Trusts’ responses to the SEC Staff’s comments, as requested by the Staff, each Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Joseph J. Allessie Joseph J. Allessie Vice President and Assistant Secretary of The UBS Funds and UBS Relationship Funds

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